Buenos Aires, March 1st, 2019

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Transfer of Edenor’s Jurisdiction

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to comply with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the Comisión Nacional de Valores.

In that order, we inform that under the provisions of laws No. 27,469 of the 2018 Fiscal Consensus and No. 27,467 of the 2019 General Expenses and Resources Budget for the National Administration, today the representatives of the Federal Government, the province of Buenos Aires and the Autonomous City of Buenos Aires executed an agreement to transfer the electric power distribution utility service ―opportunely granted by the Federal Government to our subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”)― to the jurisdictions of the Province of Buenos Aires and the Autonomous City of Buenos Aires.

It should be noted that Edenor has not been part of this agreement and is analyzing the scope and implications of the matter.

Sincerely,

María Agustina Montes

Head of Market Relations

Pampa Energía S.A.